Filed Pursuant to Rule 424(b)(5)
Registration No. 333-108760
Prospectus Supplement
(To Prospectus dated October 17, 2003)
$100,000,000
South Carolina Electric & Gas Company
First Mortgage Bonds, 5.25% Series due March 1, 2035

       We are offering $100 million aggregate principal amount of our First Mortgage Bonds, 5.25% Series due March 1, 2035, which we refer to herein as the New Bonds. We will pay interest on the New Bonds semiannually in arrears on March 1 and September 1 of each year, beginning September 1, 2005.
      The New Bonds may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the New Bonds being redeemed or such greater amount as calculated herein, together with accrued and unpaid interest to the redemption date. See “Terms of the New Bonds — Optional Redemption.” We will not make application to list the New Bonds on any securities exchange or to include them in any automated quotation system.
      Investing in our New Bonds involves risks. See “Risk Factors” beginning on page S-2 and on page 2 of the accompanying prospectus.

	Per New Bond	Total

Price to Public(1)	98.179%	$98,179,000
Underwriting Discount	0.875%	$875,000
Proceeds to SCE&G Before Expenses(1)	97.304%	$97,304,000

(1)	Plus accrued interest from March 8, 2005, if settlement occurs after that date.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the New Bonds in book-entry form only through The Depository Trust Company on or about March 8, 2005.

Joint Book-Running Managers
Banc of America Securities LLC

UBS Investment Bank
Wachovia Securities
Co-Managers

BNY Capital Markets, Inc.	BB&T Capital Markets
March 1, 2005

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
      When this prospectus supplement uses the words “SCE&G,” “we,” “us,” and “our,” they refer to the South Carolina Electric & Gas Company, unless otherwise expressly stated or the context otherwise requires.
      Our mailing address is 1426 Main Street, Columbia, South Carolina 29201, and our telephone number is (803) 217-9000.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at, and obtain copies of these documents by mail (at prescribed rates) from, the Public Reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Because we have preferred stock which is listed on The New York Stock Exchange, you may also read our filings at the Stock Exchange’s offices at 20 Broad Street, New York, New York 10005.
      This prospectus supplement does not repeat important information that you can find in our registration statement (File No. 333-108760) and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede some of this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the New Bonds.
      We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.
      You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address or phone number, as the case may be:

H. John Winn, III
Director — Investor Relations and Shareholder Services
South Carolina Electric & Gas Company
Columbia, South Carolina 29218
(803) 217-9240
      You may obtain more information by visiting SCANA Corporation’s Internet web site at http://www.scana.com (which is not intended to be an active hyperlink). The information on SCANA Corporation’s Internet web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it part of this prospectus supplement or the accompanying prospectus.

RATIO OF EARNINGS TO FIXED CHARGES
      Our historical ratios of earnings to fixed charges are as follows:

Year Ended December 31,

2004	2003	2002	2001	2000

4.31	4.13	4.28	4.54	5.02
      For purposes of this ratio, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest charges and the estimated interest portion of annual rentals. The ratios for 2003 and earlier have been recalculated to reflect retrospective consolidation of South Carolina Generating Company, Inc. in accordance with Financial Accounting Standards Board Interpretation No. 46 (Revised 2003).
RISK FACTORS
      Investing in our New Bonds involves risks. See “Risk Factors” included in our most recent Annual Report on Form 10-K for the year ended December 31, 2004, within Item 1, Business, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, and see page 2 of the accompanying prospectus. Each of the risks described could affect the value of your investment in the New Bonds.
USE OF PROCEEDS
      We will use the net proceeds from the sale of the New Bonds, together with certain other funds, for the redemption prior to maturity of our First Mortgage Bonds, 7 5/8% Series due April 1, 2025.

TERMS OF THE NEW BONDS
      We will issue the First Mortgage Bonds, 5.25% Series due March 1, 2035 (the “New Bonds”) under the Indenture dated as of April 1, 1993, as supplemented (the “Mortgage”), made between us and The Bank of New York, successor to NationsBank of Georgia, National Association, as trustee (the “Trustee”). The New Bonds will initially be limited to $100,000,000 in aggregate principal amount. We may, without the consent of the existing holders of the New Bonds, issue additional Bonds under the Mortgage having the same ranking and the same interest rate, maturity and other terms as the New Bonds. Any additional Bonds having similar terms, together with the New Bonds, will constitute a single series of bonds under the Mortgage. The following information concerning the New Bonds supplements and should be read in conjunction with the statements under “Description of the New Bonds” in the accompanying prospectus.
Form
      The New Bonds will be issued as one or more global bonds in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York, and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus.
Interest and Maturity
      We will pay interest on the New Bonds from March 8, 2005, at the rate of 5.25% per year (based upon a 360-day year of twelve 30-day months), semiannually in arrears on March 1 and September 1 of each year commencing on September 1, 2005, to holders of record on the preceding February 15 and August 15, respectively. The New Bonds will mature March 1, 2035. The principal and interest are payable at the office or agency of SCE&G in Atlanta, Georgia (currently, the Trustee).
Optional Redemption
      The New Bonds are redeemable, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the New Bonds being redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 10 basis points (.10%), as calculated by an Independent Investment Banker.
plus, in either of the above cases, accrued and unpaid interest thereon to the redemption date.
      “Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading that represents the average for the week immediately preceding the calculation date, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week immediately preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the New Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those New Bonds (the “Remaining Life”).
      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.
      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.
      “Reference Treasury Dealer” means:

•	each of Banc of America Securities LLC and UBS Securities LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by us.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
      Unless we default in payment of the redemption price, interest will cease to accrue on and after the redemption date on the New Bonds or portions thereof called for redemption.
BASIS FOR ISSUANCE OF THE NEW BONDS
      We will issue the New Bonds upon the basis of $100,000,000 of Class A Bonds held by the Trustee and designated by us as the basis for such issuance. After the issuance of the New Bonds, we will be able to issue approximately $925,000,000 of additional Bonds on the basis of a like principal amount of Class A Bonds held by the Trustee and available for such purpose and after giving effect to the application of the proceeds of these New Bonds for refinancing purposes, we will be able to issue approximately $1,025,000,000 of additional Bonds. See “Description of the New Bonds” in the accompanying prospectus. Based upon property additions certified to the Class A Trustee as of July 31, 2004 (the last date of certification of property additions under the Class A Mortgage), we have unfunded net property additions of approximately $1,400,000,000, sufficient to permit the issuance of approximately $980,000,000 of additional Class A Bonds on the basis thereof. Retirement credits under the Class A Mortgage in the amount of approximately $121,000,000 were available as of December 31, 2004.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement, dated March 1, 2005, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of New Bonds set forth opposite their names below:

Principal Amount
Underwriters	of New Bonds

Banc of America Securities LLC	$28,800,000
UBS Securities LLC	28,800,000
Wachovia Capital Markets, LLC	28,800,000
BNY Capital Markets, Inc.	10,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	3,600,000

Total	$100,000,000

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the New Bonds is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the New Bonds if any are taken.
      The underwriters initially propose to offer part of the New Bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.500% of the principal amount of the New Bonds. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.300% of the principal amount of the New Bonds. After the initial offering of the New Bonds, the offering price and other selling terms may be changed by the underwriters.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
      We estimate that our total expenses relating to the offering, not including the underwriting discount, will be approximately $150,000.
      We do not intend to apply for listing of the New Bonds on a national securities exchange or for their inclusion in any automated quotation system, but have been advised by the underwriters that they intend to make a market in the New Bonds. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity or development of the trading market for the New Bonds.
      In order to facilitate the offering of the New Bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the New Bonds for their own account. In addition, to cover overallotments or to stabilize the price of the New Bonds, the underwriters may bid for, and purchase, the New Bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the New Bonds in the offering, if they repurchase previously distributed New Bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the New Bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time without notice.
      BNY Capital Markets, Inc. is an affiliate of The Bank of New York, our Trustee.
      Each of the underwriters and certain of their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us and our affiliates in the ordinary course of business for which they have received customary fees. Affiliates of the underwriters, including the Trustee, are lenders or trustees under various of our and our affiliates’ credit facilities and indentures.
      Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries, including Wachovia Capital Markets, LLC, member NYSE, NASD, SIPC.
      We expect that delivery of the New Bonds will be made against payment therefor on or about March 8, 2005, which will be the fifth business day following the date hereof (this settlement date being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree to otherwise. Accordingly, purchasers who wish to trade New Bonds on the date hereof or the next succeeding business day will be required, by virtue of the fact that the New Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
LEGAL MATTERS
      Certain legal matters in connection with the offering of the New Bonds will be passed on for SCE&G by McNair Law Firm, P.A., of Columbia, South Carolina, and Francis P. Mood, Jr., Esq., of Columbia, South Carolina, and for the underwriters by Troutman Sanders LLP, of Richmond, Virginia, which also performs certain legal services for us and our affiliates on other matters. Troutman Sanders LLP will rely as to all matters of South Carolina law upon the opinion of Francis P. Mood, Jr., Esq., our Senior Vice President and General Counsel.
      The statements made under “Description of the New Bonds” in the accompanying prospectus, as to matters of law and legal conclusions, have been reviewed by Francis P. Mood, Jr., Esq., and such statements are made upon the authority of such counsel as an expert. At January 31, 2005, Francis P. Mood, Jr., Esq., owned beneficially 900 shares of SCANA Corporation’s Common Stock.
EXPERTS
      The financial statements, financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting, all incorporated by reference, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are also incorporated by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
$700,000,000
South Carolina Electric & Gas Company
1426 Main Street
Columbia, South Carolina 29201
(803) 217-9000
FIRST MORTGAGE BONDS
      Investing in our First Mortgage Bonds, which we refer to herein as the New Bonds, involves risks. See “Risk Factors” on page 2 for information on certain factors you should consider before buying the New Bonds.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 17, 2003.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell any or all of the New Bonds described in this prospectus in one or more offerings up to a total offering amount of $700,000,000. This prospectus provides you with a general description of the New Bonds. Each time we sell New Bonds, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”
      We believe we have included all information material to investors but certain details that may be important to you have not been included. To see more detail, you should read the exhibits filed with the registration statement and the information incorporated by reference in this prospectus. All references in this prospectus to “SCE&G,” “we,” “us” and “our” are to South Carolina Electric & Gas Company and its subsidiary unless otherwise indicated.
RISK FACTORS
      Investing in the New Bonds involves risks that could affect us and our business as well as the energy industry generally. We have identified a number of these risk factors in our most recent Annual Report on Form 10-K for the year ended December 31, 2002, under the heading “Risk Factors” within Item 1, Business, which is incorporated by reference into this prospectus. Much of the financial and operational data and other business information contained in our risk factors is updated in our periodic reports, which are also incorporated by reference into this prospectus. Before purchasing our securities, you should carefully consider the risks discussed in our Annual Report on Form 10-K, any new or updated risk factors that may be contained in any of our periodic reports filed after the date of this prospectus, and any risk factors contained in any prospectus supplement. Each of the risks described could affect the value of your investment in the New Bonds.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at, and obtain copies of these documents by mail (at prescribed rates) from, the Public Reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Because we have preferred stock which is listed on The New York Stock Exchange, you may also read our filings at the Stock Exchange’s offices at 20 Broad Street, New York, New York 10005.
      This prospectus does not repeat important information that you can find in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede some of this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, our Current Reports on Form 8-K filed January 15, 2003, January 17, 2003, February 19, 2003, and May 16, 2003 and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the New Bonds. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.
      We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

      You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address or phone number, as the case may be:

H. John Winn, III
Director — Investor Relations and Shareholder Services
South Carolina Electric & Gas Company
Columbia, South Carolina 29218
(803) 217-9240
      You may obtain more information by contacting SCANA’s Internet website at http://www.scana.com (which is not intended to be an active hyperlink). The information on SCANA’s Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.
      You should rely on the information we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, because our business, financial condition, results of operations and prospects may have changed since that date.
SOUTH CAROLINA ELECTRIC & GAS COMPANY
General
      We are a wholly-owned subsidiary of SCANA Corporation and a regulated public utility engaged in the generation, transmission, distribution and sale of electricity and the purchase and sale, primarily at retail, of natural gas in South Carolina. Our electric service area extends into 24 counties covering more than 15,000 square miles of the central, southern and southwestern portions of South Carolina. Our service area for natural gas encompasses all or part of 34 of South Carolina’s 46 counties, and covers more than 22,000 square miles. The total population of the counties representing our combined service area in South Carolina is approximately 2.7 million.
      We provide all of our electric generation capacity through our own facilities and maintain a balanced supply and demand position as it relates to electric generation. We have executed a contract with a third party for the portion of the generating capacity of a new Jasper County, South Carolina generating station currently under construction that we do not expect to be able to utilize immediately when that plant begins operations, which is scheduled for 2004.
      We also operate and have a two-thirds interest in the V.C. Summer nuclear station in South Carolina. This station furnished approximately 21% of our electric generation capacity in 2002. In September 2002 we filed an application with the Nuclear Regulatory Commission (“NRC”) to extend our license on the plant for an additional 20 years, until 2042. SCE&G expects the extension to be issued in mid-2004.
      In 1999 the Federal Energy Regulatory Commission (“FERC”) mandated that we reinforce our Lake Murray dam in order to comply with new federal safety standards and maintain the lake in case of an extreme earthquake. Construction for the project and related activities, which began in the third quarter of 2001, is expected to cost approximately $275 million and be completed in 2005.
      We are subject to the jurisdiction of the Public Service Commission of South Carolina (“PSC”). We maintain a generally constructive relationship with the PSC. We are allowed, subject to PSC approval during annual fuel and purchased gas cost hearings, full pass-through to retail customers of our electric fuel and natural gas costs. Such approval has historically been granted. There is also a weather normalization clause in effect for natural gas, which mitigates our commodity price risk and allows us to focus our efforts on serving our customers. The PSC approved an electric rate increase that went into effect in February 2003. The rate increase relates primarily to our expenditures for a recently completed generating station in Aiken County, South Carolina and for the Jasper County plant.

Business Strategy
      Our business plan is based on traditional utility operations. We have a straight-forward strategic plan that is focused on retail service to customers in South Carolina. We believe we can implement this strategy by:

•	Maintaining excellent customer service. We have received several prominent customer satisfaction awards, including a number one ranking for overall customer satisfaction in a national survey of large electric customers released by TQS Research in August 2003 and a shared second place ranking for overall residential customer satisfaction among electric utilities in the 12-state southern region in a study released by J. D. Power and Associates in July 2003.

•	Continuing our ability to provide cost-effective electric generation with the completion of our Jasper plant and obtaining a license extension for the V. C. Summer nuclear station.

•	Maintaining a strong credit rating and capital structure.

•	Developing our personnel by continued training. We conduct ongoing code of conduct and compliance training for all of our employees annually.
RATIO OF EARNINGS TO FIXED CHARGES
      Our historical ratios of earnings to fixed charges are as follows:

	Year Ended December 31,
Twelve Months Ended
June 30, 2003	2002	2001	2000	1999	1998

3.33	3.47	3.78	4.24	3.71	4.40
      For purposes of this ratio, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest charges and the estimated interest portion of annual rentals.
USE OF PROCEEDS
      We will use the proceeds from the sale of the New Bonds to finance our construction program, to reduce short-term indebtedness incurred for such purpose, and for other general corporate purposes.
DESCRIPTION OF THE NEW BONDS
General
      We will issue the New Bonds in one or more series under an Indenture, dated as of April 1, 1993, between us and The Bank of New York, successor to NationsBank of Georgia, National Association, as trustee (the “Trustee”), as supplemented (the “Mortgage”). The New Bonds and all other debt securities issued and outstanding under the Mortgage are referred to in this prospectus as the “Bonds.” Capitalized terms used under this heading (other than under the caption “The Class A Mortgage”) which are not otherwise defined in this prospectus have the meanings given those terms in the Mortgage. We have summarized selected provisions of the Mortgage below. The Mortgage is filed as an exhibit to the registration statement, and you should read the Mortgage for provisions that may be important to you. In the summary below, we have included references to section numbers of the Mortgage so that you can easily locate these provisions.
Provisions of a Particular Series
      The New Bonds of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Bonds, for issuances of additional New Bonds of that series. Each prospectus supplement which accompanies this prospectus will set forth the following information to describe the series of New Bonds related to that prospectus supplement, unless the information is the same as the information included in this section:

•	the title of the series of New Bonds;

•	the aggregate principal amount and any limit upon the aggregate principal amount of the series of New Bonds;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal amount;

•	the date or dates on which the principal of the series of New Bonds will be payable, and any right that we have to change the date on which principal is payable;

•	the rate or rates at which the series of New Bonds will bear interest, if any (or the method of calculating the rate);

•	the date or dates from which the interest will accrue;

•	the dates on which the interest will be payable (“Interest Payment Dates”);

•	the record dates for the interest payable on the Interest Payment Dates;

•	any payments due if the maturity of the New Bonds is accelerated;

•	any option on our part to redeem the series of New Bonds and redemption terms and conditions;

•	any obligation on our part to redeem or purchase the series of New Bonds in accordance with any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

•	the denominations of the series of New Bonds;

•	whether the series of New Bonds is subject to a book-entry system of transfers and payments; and

•	any other particular terms of the series of New Bonds and of its offering.
Payment of New Bonds; Transfers; Exchanges
      We will pay any interest which is due on each New Bond to the person in whose name that New Bond is registered as of the close of business on the record date relating to the Interest Payment Date. (Section 207) However, we will pay interest which is payable when the New Bonds mature (whether the New Bonds mature on their stated date of maturity, the date the New Bonds are redeemed or otherwise) to the person to whom the relevant principal payment on the New Bonds is to be paid.
      We will pay principal of, and any premium and interest on, the New Bonds at our office or agency in Atlanta, Georgia (currently, the Trustee). The applicable prospectus supplement for any series of New Bonds will specify any other place of payment and any other paying agent. We may change the place at which the New Bonds will be payable, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (Section 702)
      You may transfer or exchange the New Bonds for other New Bonds of the same series, authorized denominations (which are, unless otherwise stated in the prospectus supplement, denominations of $1,000 and any integral multiple thereof) and of like tenor and aggregate principal amount, at our office or agency in Atlanta, Georgia (currently, the Trustee). At our discretion, we may change the place for registration and transfer of the New Bonds, and we may appoint one or more additional security registrars (including us) and remove any security registrar. The prospectus supplement will identify any additional place for registration of transfer and any additional security registrar. You are not responsible for paying a service charge for any transfer or exchange of the New Bonds, but you may have to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of the New Bonds. (Sections 202 and 205)

      For additional information with respect to the rights of the owners of beneficial interests in New Bonds subject to a book-entry system of transfers and payments, see “Book-Entry System.”
Redemption
      The New Bonds are subject to redemption, as set forth in the relevant prospectus supplement, only upon notice by mail (unless waived) not less than 30 days prior to the redemption date. If less than all the New Bonds of a series are to be redeemed, the particular New Bonds to be redeemed will be selected by the method as shall be provided for any particular series, or in the absence of any such provision, by any method as the security registrar deems fair and appropriate. (Sections 409, 903 and 904)
      We may, in any notice of redemption, make any redemption conditional upon receipt by the Trustee, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Trustee has not received that money, we will not be required to redeem those New Bonds and we will then give notice to that effect. (Section 904)
Security
          General
      The New Bonds will be equally and ratably secured with all other Bonds issued under the Mortgage. The Bonds are secured by:

•	a like principal amount of non-interest bearing first and refunding mortgage bonds (the “Class A Bonds,” as more particularly described below), and

•	the lien of the Mortgage on substantially all of our properties used in the generation, purchase, transmission, distribution and sale of electricity and any other property which we may elect to subject to the lien of the Mortgage on the Mortgaged Property.
      The lien of the Mortgage is junior to the lien of our Indenture, dated as of January 1, 1945 (the “Class A Mortgage”) to JPMorgan Chase Bank, successor to Central Hanover Bank and Trust Company, as trustee (the “Class A Trustee”).
      If we merge or are consolidated with another corporation and certain conditions set forth in the Mortgage are satisfied, then we may deliver to the Trustee bonds issued under an existing mortgage on the properties of such other corporation in lieu of or in addition to Class A Bonds. In that event, the Bonds will be secured, additionally, by such bonds (which would become Class A Bonds) and by the lien of the mortgage on the properties of such other corporation, subject to such existing mortgage, which lien would be junior to the liens of such existing mortgage (which would become a Class A Mortgage) and the Class A Mortgage. (Section 1206)
      When no Class A Bonds are outstanding under a Class A Mortgage except for Class A Bonds held by the Trustee, then, subject to the satisfaction of certain conditions, the Trustee will surrender those Class A Bonds for cancellation and the related Class A Mortgage will be satisfied and discharged. In that event, the lien of such Class A Mortgage on our property will cease to exist and the Mortgage will constitute, subject to certain exceptions, a first mortgage lien on the property mortgaged thereby. (Section 1207)
          Class A Bonds
      The Class A Bonds are issued under the Class A Mortgage, and delivered to the Trustee under the Mortgage. The Class A Bonds will be registered in the name of the Trustee and will be owned and held, subject to the provisions of the Mortgage, for the benefit of the holders of all of the Bonds outstanding from time to time. We will have no interest in the Class A Bonds designated as the basis for authentication and delivery of Bonds. (Section 1201)
      The Trustee may not transfer any Class A Bonds which have been designated as the basis for the authentication and delivery of Bonds, except to a successor trustee. At the time any Bonds which have been authenticated and delivered upon the basis of Class A Bonds are no longer outstanding, we may request the Trustee to surrender for cancellation an equal principal amount of such Class A Bonds. (Sections 1203 and 1204)
          Lien of the Mortgage
      The properties subject to the lien of the Mortgage are also subject to the prior first mortgage lien of the Class A Mortgage. As discussed under the caption “Description of the New Bonds — The Class A Mortgage—Security” in this prospectus, the lien of the Class A Mortgage is a first mortgage lien, subject to certain exceptions, against the properties subject thereto. Until the Class A Mortgage is discharged, the Bonds have the benefit of the lien of the Class A Mortgage on the property mortgaged thereby, to the extent of the aggregate principal amount of Class A Bonds designated as the basis for the authentication and delivery of Bonds held by the Trustee. (Granting Clauses and Article Twelve)
      The lien of the Mortgage is also subject to liens on after-acquired property existing at the time of acquisition and to various liens, including:

•	tax liens, mechanics’, materialmen’s and similar liens and certain employees’ liens, in each case, which are not delinquent and which are being contested,

•	certain judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title to, the property subject to the lien of the Mortgage which do not materially impair its use by us,

•	certain leases, and

•	certain other liens and encumbrances. (Granting Clauses and Section 101)
      The following, among other things, are excepted from the lien of the Mortgage:

•	cash and securities not held under the Mortgage,

•	contracts, leases and other agreements, bills, notes and other instruments, receivables, claims, certain intellectual property rights and other general intangibles,

•	automotive and similar vehicles, movable equipment, and railroad, marine and flight equipment,

•	all goods, stock in trade, wares and merchandise held for sale in the ordinary course of business,

•	fuel (including nuclear fuel assemblies), materials, supplies and other personal property consumable in the operation of our business,

•	portable equipment,

•	furniture and furnishings, and computers, machinery and equipment used exclusively for corporate administrative or clerical purposes,

•	electric energy, gas and other products generated, produced or purchased,

•	substances mined, extracted or otherwise separated from the land and all rights thereto, leasehold interests, and

•	with certain exceptions, all property which is located outside of the State of South Carolina or Columbia County, Georgia. (Granting Clauses)
      The Mortgage contains provisions subjecting (with certain exceptions and limitations and subject to the prior lien of the Class A Mortgage) after-acquired electric utility property to the lien of the Mortgage. (Granting Clauses)
      The Mortgage provides that the Trustee has a lien upon the property subject to the lien of the Mortgage, for the payment of its compensation and expenses. This Trustee’s lien is prior to the lien on behalf of the holders of the Bonds. (Section 1607)

Issuance of Bonds
      The maximum principal amount of Bonds which we may issue under the Mortgage is unlimited. (Section 201) We may issue Bonds of any series from time to time on the basis of, and in an aggregate principal amount not exceeding the sum of:

•	the aggregate principal amount of Class A Bonds issued and delivered to the Trustee and designated by us as the basis for such issuance,

•	70% of the amount of Unfunded Net Property Additions (generally defined as Property Additions (net of retirements) which have not been made or deemed to have been made the basis of the authentication and delivery of Bonds or used for other purposes under the Mortgage),

•	the aggregate principal amount of retired Bonds, and

•	cash deposited with the Trustee. (Sections 101, 104 and 302 and Articles Four, Five and Six)
      Property Additions are generally defined to include any Property subject to the lien of the Mortgage (the “Mortgaged Property”) which we may elect to designate as such, except (with certain exceptions) goodwill, going concern value rights, intangible property or any property the cost of acquisition or construction of which is properly chargeable to an operating expense account. (Section 104)
      Because the Mortgaged Property is subject to the lien of the Class A Mortgage, the New Bonds are issued on the basis of Class A Bonds. The amount of Bonds we may issue on that basis will be limited by the amount of Class A Bonds which may be issued from time to time. See “The Class A Mortgage — Issuance of Additional Bonds.”
      With certain exceptions in the case of Bonds issued on the basis of Class A Bonds and retired Bonds as described above, we can issue Bonds only if our Adjusted Net Earnings for 12 consecutive months within the preceding 18 months is at least twice the Annual Interest Requirements on:

•	all Bonds at the time outstanding,

•	the Bonds then applied for, and

•	all outstanding Class A Bonds other than Class A Bonds held by the Trustee under the Mortgage. (Sections 103, 301, 302 and 501)
Release of Property
      We may obtain the release of property from the lien of the Mortgage either upon the basis of an equal amount of Unfunded Net Property Additions or upon the basis of the deposit of cash or a credit for retired Bonds. We may also obtain the release of property upon the basis of the release of the property from the lien of the Class A Mortgage. (Article Ten)
Withdrawal of Cash
      We may withdraw cash deposited as the basis for the issuance of Bonds and cash representing payments in respect of Class A Bonds designated as the basis for the issuance of Bonds upon the basis of (1) Unfunded Net Property Additions in an amount equal to ten-sevenths of such cash, (2) an equal amount of retired Bonds or (3) an equal amount of Class A Bonds not then designated as the basis for the issuance of Bonds or the withdrawal of cash. (Sections 601 and 1202) In addition, we may withdraw cash upon the basis of (a) an equal amount of Unfunded Net Property Additions, or (b) ten-sevenths of the amount of retired Bonds, or may apply such cash to (y) the purchase of Bonds (at prices not exceeding ten-sevenths of the principal amount thereof) or (z) the redemption or payment at stated maturity of Bonds. (Sections 601 and 1005)
Modification of Mortgage
      Except for modifications which will not have a material adverse effect upon the interests of the Holders of the Bonds, the holders of a majority in aggregate principal amount of the Outstanding Bonds (or if only certain series would be affected, the Outstanding Bonds of that series) must consent to amend the Mortgage. (Section 1701) However, no amendment may, without the consent of the holder of each outstanding Bond directly affected by the amendment, among other things (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on that Bond, or reduce the principal amount, or the rate of interest on that Bond, or change the method of calculating the interest rate, or reduce any premium payable on that Bond, or impair any right to enforce payment on that Bond, or (2) permit the creation of a lien prior to the lien of the Mortgage on substantially all of the Mortgaged Property or otherwise deprive those holders of the security of the lien of the Mortgage or (3) reduce the percentage in principal amount of Bonds, the consent of whose Holders is required for any supplemental indenture or any waiver. (Section 1702)
Events of Default
      Each of the following events is an Event of Default under the Mortgage:

•	We fail to make payments of principal or premium within three business days, or interest within 60 days, after the due date,

•	We fail to perform or breach any other covenant or warranty for a period of 90 days after notice,

•	We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur, or

•	We default under any Class A Mortgage. (Section 1101)
      If an Event of Default occurs and is continuing, either the Trustee or the Holders of 25% in principal amount of the Outstanding Bonds may declare the principal amount of all of the Outstanding Bonds to be immediately due and payable. After the declaration of acceleration has been made, but before the sale of any of the Mortgaged Property and before the Trustee has obtained a judgment or decree for payment of money, the Event of Default giving rise to such declaration of acceleration will be deemed to be waived, and such declaration and its consequences will be rescinded and annulled, if we (a) pay to the Trustee all overdue interest, principal and any premium on any Outstanding Bonds and (b) cure any other such Event of Default. (Sections 1102 and 1117)
      The Holders of a majority in principal amount of the Outstanding Bonds may direct the time, method and place of conducting any proceeding for the enforcement of the Mortgage available to the Trustee or exercising any trust or power conferred on the Trustee. No Holder of any Bond has the right to institute any proceeding with respect to the Mortgage, or for the appointment of a receiver or for any other remedy thereunder, unless:

•	that Holder previously gave written notice of a continuing Event of Default to the Trustee,

•	the Holders of a majority in principal amount of Outstanding Bonds have offered to the Trustee reasonable indemnity against costs and liabilities and requested that the Trustee take action,

•	the Trustee declined to take action for 60 days, and

•	the Holders of a majority in principal amount of Outstanding Bonds have given no inconsistent direction during such 60-day period;
provided, however, that each Holder of a Bond has the right to enforce payment of that Bond when due. (Sections 1111, 1112 and 1116)
      In addition to the rights and remedies provided in the Mortgage, the Trustee may exercise any right or remedy available to the Trustee in its capacity as the owner and holder of Class A Bonds which arises as a result of a default under the Class A Mortgage. (Section 1119)
Evidence of Compliance and Indemnification of Trustee
      The Trust Indenture Act requires that we give the Trustee, at least annually, a brief statement as to our compliance with the conditions and covenants under the Mortgage. (Article Eight)
      The Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Mortgage at the request or direction of any Holder pursuant to the Mortgage, unless such Holder shall have offered to the

Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (Section 1603)
The Class A Mortgage
          General
      Capitalized terms used under this caption which are not otherwise defined in this prospectus have the meanings ascribed to those terms in the Class A Mortgage. The summaries under this caption are not detailed. Whenever particular provisions of the Class A Mortgage or terms defined in the Class A Mortgage are referred to in this caption, those provisions or definitions are qualified by reference to the Class A Mortgage. References to article and section numbers in this caption, unless otherwise indicated, are references to article and section numbers of the Class A Mortgage. A copy of the Class A Mortgage is included as an exhibit to the registration statement of which this prospectus is a part.
          Security
      The Class A Bonds are secured, equally and ratably with all other bonds issued and outstanding under the Class A Mortgage, by a direct lien on substantially all of our fixed property and franchises used or useful in our public utility businesses (except cash, securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by us. The lien of the Class A Mortgage is a first lien except that it is subject to (1) certain excepted encumbrances and (2) the fact that titles to certain properties are subject to reservations and encumbrances such as are customarily encountered in the public utility business and which do not materially interfere with their use. The Class A Mortgage contains provisions that allow us to subject (with certain exceptions and limitations) after-acquired property to the lien thereof. (Granting Clauses)
      The Class A Mortgage prohibits us from acquiring property subject to prior liens if, following the acquisition, prior lien bonds would exceed 15% of the aggregate of outstanding bonds under the Class A Mortgage unless the principal amount of indebtedness secured by such prior liens does not exceed 70% of the cost of such property to us and unless, in certain cases, the net earnings of such property meet certain tests. (Section 7.05 and Fifty-third Supplemental Section 2.02)
      The Class A Trustee has a lien upon the property subject to the lien of the Class A Mortgage for payment of its reasonable compensation and expenses and for indemnification against certain liabilities. This lien is prior to the lien on behalf of the holders of bonds secured by the Class A Mortgage. (Section 16.10)
          Issuance of Additional Bonds
      The principal amount of bonds which may be secured by the Class A Mortgage is currently limited to $5,000,000,000 and may be increased by a supplemental indenture or indentures without the consent of bondholders or stockholders. (Section 2.01 and Fifty-third Supplemental Section 1.04) Additional bonds secured by the Class A Mortgage may from time to time be issued on the basis of:

•	70% of unfunded net property additions,

•	the deposit of cash, or

•	the retirement of bonds issued under the Class A Mortgage. (Articles Four, Five and Six, Fifty-third Supplemental Section 2.02)
      With certain exceptions in the case of bonds issued under the Class A Mortgage on the basis of the retirement of bonds issued under the Class A Mortgage, we can issue bonds under the Class A Mortgage only if net earnings for 12 consecutive months out of the preceding 18 months are at least twice the annual interest requirements on all bonds issued under the Class A Mortgage to be outstanding and all prior lien bonds. (Section 103 and Articles Four, Five and Six, Fifty-third Supplemental Section 2.02)

      We may withdraw, or apply to the purchase or redemption of bonds issued under the Class A Mortgage, cash deposited with the Class A Trustee as the basis for the issuance of bonds under the Class A Mortgage in an amount equal to the principal amount of bonds which we are then entitled to have authenticated and delivered under the Class A Mortgage. (Section 1.03 and Articles Four, Five and Six) Based upon property additions certified to the Class A Trustee as of October 31, 2002 (the last date of certification of property additions under the Class A Mortgage), we have unfunded net property additions of approximately $454 million, sufficient to permit the issuance of approximately $318 million of additional Class A Bonds on the basis thereof. Retirement credits in the amount of $163.7 million were available at June 30, 2003.
          Sinking Fund
      The Class A Mortgage requires us to deposit, on or before June 1 in each year, with the Class A Trustee as a “sinking fund requirement” an amount equal to 1% of the aggregate principal amount of bonds heretofore issued under the Class A Mortgage (other than bonds authenticated under the Class A Mortgage on the basis of retirements of other bonds and certain retired bonds). We may pay the sinking fund requirement in cash or bonds. In addition, we may satisfy a portion of the sinking fund requirement by certifying to the Class A Trustee unfunded net property additions in an amount equal to ten-sevenths of the portion of the sinking fund requirement being satisfied. Any cash deposited may be applied to the purchase or redemption of bonds of any series issued under the Class A Mortgage or may be withdrawn by us against deposit of bonds issued under the Class A Mortgage. (Section 2.12, Second Supplemental Section 2, Third through Fifth, Seventh through Eleventh, Thirteenth through Fifty-third Supplementals Section 1.03 and Sixth and Twelfth Supplementals Section 2.03)
          Events of Default; Concerning the Trustee
      The following are defaults under the Class A Mortgage:

•	We fail to make payments of principal or interest on any bond issued and outstanding under the Class A Mortgage when due,

•	We fail to make any sinking fund or purchase fund payment required under the Class A Mortgage when due,

•	We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur, and

•	We fail to perform certain covenants or agreements under the Class A Mortgage.
Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Class A Trustee. (Section 11.01) The Trust Indenture Act, with which we have covenanted to abide, requires us to furnish the Class A Trustee with periodic evidence as to the absence of defaults and as to compliance with the terms of the Class A Mortgage. (Section 18.03)
      Upon the occurrence of a default under the Class A Mortgage, either the Class A Trustee or the holders of not less than 20% in principal amount of bonds outstanding under the Class A Mortgage may declare the principal of all bonds outstanding under the Class A Mortgage immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of bonds outstanding under the Class A Mortgage may rescind that declaration and waive the default and its consequences. (Section 11.05)
      The holders of a majority in principal amount of bonds outstanding under the Class A Mortgage may direct the time, method and place of conducting any proceeding for the enforcement of the Class A Mortgage. (Section 11.12) No holder of any bond outstanding under the Class A Mortgage has the right to institute any proceeding with respect to the Class A Mortgage unless:

•	the holder previously gave written notice of a default to the Class A Trustee,

•	the holders of not less than 20% in principal amount of bonds outstanding under the Class A Mortgage have offered to the Class A Trustee reasonable indemnity against costs and liabilities and requested the Class A Trustee to take action,

•	the Class A Trustee declined to take action for 60 days, and

•	the holders of a majority in principal amount of bonds outstanding under the Class A Mortgage have given no inconsistent direction;
provided, however, that each holder of a bond outstanding under the Class A Mortgage shall have the right to enforce payment of that bond when due. (Section 11.14)
          Miscellaneous
      Subject to certain exceptions and limitations contained in the Class A Mortgage, property subject to the lien of that mortgage may be released only upon the substitution of cash, divisional bonds, bonds authenticated under the Class A Mortgage or certain other property. (Article Ten) Amendments of the Class A Mortgage require the consent of the holders of 66 2/3% in principal amount of bonds outstanding under the Class A Mortgage; provided, the bondholders shall have no power:

•	to extend the fixed maturity, or reduce the rate or extend the time of payment of interest on any bonds, or reduce the principal amount of any bonds, or change provisions relating to the sinking fund or the redemption provisions of any series of bonds outstanding under the Class A Mortgage, without the express consent of the holder of each bond which would be affected,

•	to reduce the percentages of holders whose consent is required to enter into any supplemental indenture, without the consent of the holders of all bonds outstanding under the Class A Mortgage,

•	to permit the creation by us of any mortgage or pledge or lien in the nature thereof, ranking prior to or equal with the lien of the Class A Mortgage on any of the mortgaged property, or

•	to deprive the holder of any bond outstanding under the Class A Mortgage of the lien of the Class A Mortgage on any of the mortgaged property. (Fifty-third Supplemental Section 2.01)
      The Class A Trustee will be under no obligation to exercise any of the trusts or powers of the Class A Mortgage at the request, order or direction of any of the holders of the bonds outstanding under the Class A Mortgage, pursuant to the provisions of the Class A Mortgage, unless each such holder shall have offered to the Class A Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby. (Section 16.06)
Amendment of the Class A Mortgage by Vote of Trustee
      The Mortgage provides that, if we request the holders of the Class A Bonds to eliminate the sinking fund provisions of the Mortgage, the Trustee, as such a holder, will vote to amend the Class A Mortgage to eliminate the sinking fund provisions accordingly. The Company intends to request the Trustee to do so at such time as the Trustee is the sole holder of the Class A Bonds. (Section 1205, Fifty-third Supplemental)
      With respect to any other amendments to the Class A Mortgage, the Trustee will vote proportionately with what it reasonably believes will be the vote of the holders of all other Class A Bonds. However, if the proposed amendment of the Mortgage is an amendment or modification described under the caption “Modification of Mortgage” that requires the prior consent of a majority in aggregate principal amount of the Outstanding Bonds (or if only certain series would be affected, the Outstanding Bonds of such series), then the Trustee will not vote in favor of that amendment unless the consent requirement has already been met. (Section 1205)
BOOK-ENTRY SYSTEM
      If provided in the prospectus supplement, except under the circumstances described below, we will issue the New Bonds in the form of one or more global Bonds (each a “Global Bond”), each of which will represent beneficial interests in the New Bonds. Each such beneficial interest in a Global Bond is called a “Book-Entry Bond” in this prospectus. We will deposit those Global Bonds with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), or another depository as we may subsequently designate (the “Depository”) relating to the New Bonds, and register them in the name of a nominee of the Depository.

      So long as the Depository, or its nominee, is the registered owner of a Global Bond, the Depository or its nominee, as the case may be, will be considered the owner of that Global Bond for all purposes under the Mortgage. We will make payments of principal of, any premium and interest on the Global Bond to the Depository or its nominee, as the case may be, as the registered owner of that Global Bond. Except as set forth below, owners of a beneficial interest in a Global Bond will not be entitled to have any individual New Bonds registered in their names, will not receive or be entitled to receive physical delivery of any New Bonds and will not be considered the owners of New Bonds under the Mortgage.
      Accordingly, to exercise any of the rights of the registered owners of the New Bonds, each person holding a beneficial interest in a Global Bond must rely on the procedures of the Depository. If that person is not a Direct Participant (hereinafter defined), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.
DTC
      The following information concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, dealer or agent take any responsibility for the accuracy of that information.
      DTC will act as the initial securities depository for the Global Bonds. The Global Bonds will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered New Bond certificate will be issued for each series of the New Bonds, each in the aggregate principal amount of such series, and will be deposited with DTC. If, however, the aggregate principal amount of any series exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such series.
      DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.
      Purchases of the New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC’s records. The ownership interest of each actual purchaser of each New Bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.
      To facilitate subsequent transfers, all New Bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the New Bond documents. Beneficial Owners may wish to ascertain that the nominee holding the New Bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.
      Redemption notices shall be sent to DTC. If less than all of the New Bonds within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.
      Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the New Bonds, unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).
      Principal and interest payments on the New Bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility or that of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.
      A Beneficial Owner shall give notice to elect to have its New Bonds purchased or tendered by us, through its Participant, to the Trustee and shall effect delivery of such Book-Entry Bonds by causing the Direct Participant to transfer the Participant’s interest in the Global Bonds representing such New Bonds, on DTC’s records, to the Trustee. The requirement for physical delivery of New Bonds in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Bonds representing such New Bonds are transferred by Direct Participants on DTC’s records and followed by a credit of tendered New Bonds to the Trustee’s DTC account.
      DTC may discontinue providing its services as securities depository with respect to the New Bonds at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, New Bonds in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, New Bonds in certificated form will be printed and delivered.
      Neither we nor the Trustee will have any responsibility or obligation to the Depository, any Participant in the book-entry system or any Beneficial Owner with respect to (1) the accuracy of any records maintained by DTC or any Participant; (2) the payment by DTC or by any Participant of any amount due to any Participant or Beneficial Owner, respectively, in respect of the principal amount or purchase price or redemption price of, or interest on, any New Bonds; (3) the delivery of any notice by DTC or any participant; (4) the selection of the Beneficial Owners to receive payment in the event of any partial redemption of the New Bonds; or (5) any other action taken by DTC or any Participant.
PLAN OF DISTRIBUTION
      We may offer the New Bonds in any of three ways:

•	through underwriters or dealers,

•	directly to a limited number of purchasers or to a single purchaser, or

•	through agents.
      Each prospectus supplement will set forth:

•	the terms of the offering of the New Bonds,

•	the proceeds to us,

•	any underwriting discounts and other items constituting underwriters’ compensation, and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      From time to time, we may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
By Underwriters
      If underwriters are used in the sale, the New Bonds being sold will be acquired by them for their own account and they may resell the New Bonds from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the New Bonds to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will name any underwriter involved in a sale of New Bonds and the amount of New Bonds underwritten by such underwriter and the cover page will state the name of the managing underwriter. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will be obligated to purchase all of the New Bonds to which that underwriting agreement relates if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters or dealers may be changed from time to time.
      We will agree to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. Specifically, the underwriting agreement will provide that we will indemnify the underwriters for losses, claims, liabilities, expenses or damages arising out of or based on untrue statements of a material fact contained in this prospectus or the registration statement of which the prospectus is a part (or any amendment hereto or thereto) or in any document filed under the Exchange Act and deemed to be incorporated by reference herein, or omissions to state material facts required to be stated herein or therein in order to make the statements contained herein or therein not misleading, with certain exceptions.

Direct Sales
      We may also sell the New Bonds directly. In this case, no underwriters or agents would be involved.
By Agents
      We may sell the New Bonds directly or through agents designated by us from time to time. In the applicable prospectus supplement, we will state the name of any agent involved in the offer or sale of the New Bonds as well as any commissions payable by us to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.
EXPERTS
      The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in our method of accounting for operating revenues effective January 1, 2000), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL OPINIONS
      McNair Law Firm, P.A., of Columbia, South Carolina, and H. Thomas Arthur, Esq., our Senior Vice President and General Counsel, will pass upon the validity of the New Bonds for us. Troutman Sanders LLP, of Richmond, Virginia, will serve as counsel to any underwriters. Troutman Sanders LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq.
      The statements made under “Description of the New Bonds” above, as to matters of law and legal conclusions, have been reviewed by H. Thomas Arthur, Esq., our Senior Vice President and General Counsel, and such statements are made upon the authority of such counsel as an expert. At July 31, 2003, H. Thomas Arthur, Esq., owned beneficially 16,434 (and options to purchase 70,930), shares of SCANA’s Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Program by use of contributions made by Mr. Arthur and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

$100,000,000
South Carolina Electric & Gas Company
First Mortgage Bonds, 5.25% Series due March 1, 2035

PROSPECTUS SUPPLEMENT
March 1, 2005

Joint Book-Running Managers
Banc of America Securities LLC
UBS Investment Bank
Wachovia Securities
Co-Managers
BNY Capital Markets, Inc.
BB&T Capital Markets